Mail Stop 3561

August 8, 2006

Mr. David Ficksman
Troy & Gould
1801 Century Park East, 16th Floor
Los Angeles, California 90067

>   **RE: Sorl Auto Parts, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed March 27, 2006**
>   **Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Filed July 27, 2006**
>   **Form 10-Q for Quarterly Period Ended March 31, 2006**
>   **Amendment 1 to Form 10-Q for Quarterly Period Ended March 31, 2006**
>   **File No. 001-10892**

Dear Mr. Ficksman:

We have reviewed the responses in your letter dated July 27, 2006 and have the following additional comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Amendment 2 to Form 10-K for Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 37

1. You are required to file a current report on Form 8-K when your board of directors, a committee of the board of directors, or an officer authorized to act when board action is not required concludes that any previously issued financial statements should not be relied upon. Please refer to Item 4.02 of Form 8-K. In that regard, you restated the statements of cash flows in the amendments to Forms 10-K and 10-Q filed on July 27, 2006 to correct errors in the classification of notes receivable. You also restated your financial statements in the amendments to Forms 10-KSB and 10-QSB filed on February 9, 2006 to correct errors in outstanding shares and earnings per share. Please file the required current reports on Form 8-K. The current reports should disclose all of the information required by Item 4.02 of Form 8-K.

Consolidated Statements of Cash Flows, page 42

2. We reviewed your response to comment 1 in our letter dated July 5, 2006 and the revisions to correct the classification of notes receivable. Please revise to clearly label the 2005 and 2004 columns "as Restated." Please also provide the disclosures required by paragraph 37 of APB 20. In addition, please have your auditors issue a revised audit opinion which refers to the restatement. Refer to Auditing Standards Codification AU Section 420.12. In addition, please revise the statements of cash flows included in Form 10-Q/A filed July 27, 2006 to label both columns "as Restated" and to provide the disclosures required by paragraph 37 of APB 20.

Amendment 1 to Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note Q. Stock Compensation Plan

3. Please tell us the contractual term of the options issued on March 1, 2006. In this regard, we note that the expected life assumption used in estimating the grant-date fair value of the options was three years which also represents the vesting period. If the contractual term of the options exceeds three years, please tell us why your use of a three-year expected term is appropriate. In addition, in future filings

please disclose the contractual term of options granted under your stock compensation plan.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may with to provide us with marked copies of the amendment to expedite out review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Sr. Asst. Chief Accountant